EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Three
						Months	Months
	Years Ended December 31,					Ended	Ended
	2007	2008	2009	2010	2011	3/31/2012	3/31/2012
EARNINGS
Income Before Income Taxes	$195,613	$166,801	$201,263	$210,898	$252,618	$311,378	$126,524
Fixed Charges (as below)	178,067	225,573	215,640	217,500	217,280	215,424	53,325
Total Earnings	$373,680	$392,374	$416,903	$428,398	$469,898	$526,802	$179,849

FIXED CHARGES
Interest Expense	$165,405	$209,733	$202,426	$207,649	$204,623	$202,991	$51,307
Credit for Allowance for Borrowed Funds Used During Construction	6,962	9,040	6,014	2,251	6,257	6,033	418
Estimated Interest Element in Lease Rentals	5,700	6,800	7,200	7,600	6,400	6,400	1,600
Total Fixed Charges	$178,067	$225,573	$215,640	$217,500	$217,280	$215,424	$53,325

Ratio of Earnings to Fixed Charges	2.09	1.73	1.93	1.96	2.16	2.44	3.37